Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400                                                                               Fax: 949/673-4525

March 26, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: PJ Hamidi

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Amendment No. 2 to Form 8-K/A

Filed February 11, 2014

File No. 0-54834

Dear Mr. Hamidi:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the accompanying amendments to the Form 8-K for Woodgate Energy Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated February 26, 2014 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

Amendment No. 2 to Current Report on Form 8-K/A filed February 11, 2014

Business, page 3

1. We note your response to our prior comments 2 and 3 and we reissue the comments. Please provide a clear description of the business of Prestige O&G LLC over the last three years, including its current investment and development projects. In this regard, we note your disclosure on page 4 that Prestige “holds interest in another project (Washington project) which is in very initial stage.” Please provide a brief description of the Washington project.

Response: The Company has included additional information about Prestige O&G, LLC and specifically the Washington project. Prestige did not have major operations other than its interest in EPCO since 2009, hence there is no other substantive information available to disclose (and the information regarding EPCO is already separately provided in the filing).

Governmental Regulations, page 5

2. We note your response to our prior comment 7 and reissue the comment. Please disclose the material effects of existing or probable government regulation on your business, and the costs and effects of compliance with environmental laws. In this regard, we note your disclosure on page 5 that you have “a set of established regulations for compliance.”

Response: The Company has provided additional substantive disclosure regarding governmental regulations, including the potential effect of compliance with such regulations.

Capital Resources, page 8

3. We note your response to prior comment 9, and your revised disclosure that the company “expects no material capital expenditure in 2014 apart from supporting the subsidiary companies to complete the development of the existing 3 wells in addition to drill one or two new wells.” Please disclose your expected capital expenditures for such activities in 2014, if material.

Response: The Company has provided the additional disclosure with respect to expected capital expenditures for activities in 2014.

Anticipated Officer and Director Remuneration, page 10

4. We note your response to prior comment 13, and reissue the comment as you did not provide the requested information. Please provide the information described in Item 402 of Regulation S-K with respect to executive officer and director compensation for the most recently completed fiscal year of each of the acquired companies. For example, please provide the summary compensation table described in Item 402(n) of Regulation S-K.

Response: The Company has added the compensation table and data for its officers and directors.

Certain Relationships and Related Transactions, page 10

5. We note your response to our prior comment 14 and reissue the comment. Please provide all disclosure required by Item 404(d) of Regulation S-K for each of your related party transactions, including those transactions disclosed on page 11. Please ensure that your revised disclosure under this section covers the two fiscal years preceding your last fiscal year. For example, please disclose the information described in Item 404(a) with respect to the loans from Rasan Private Equity, Inc. In addition, please ensure that you provide the disclosure required by Item 404(d) with respect to the related party transactions described in the notes to your financial statements.

Response: The Company has added the disclosure for the recent years.

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Notes to Financial Statements for the Six Months Ended June 30, 2013

6. Your response to our prior comment 25 does not appear to adequately address our comment. In the context of the relevant authoritative accounting literature, please tell us why it is appropriate to recognize the value of your proprietary well completion processes developed internally as part of intangible assets. As part of your response, please tell us how you considered the guidance regarding internally developed intangible assets per FASB ASC 350-30-25-3.

Response: The Company gave substantial consideration to the guidance offered through ASC 350-30-25-3. Upon a full consideration of the underpinnings of this particular matter in the codification, the Company found the limitations imposed solely by ASC 350-30-25-3 to be an inappropriate measure for “trade secrets”. The value driven by proprietary trade secrets cannot be based solely upon circumstantial evidence which are described within the ASC as the costs which have been expended in the development of the trade secret. If such were the case, no such value could ever be established to the satisfaction of regulatory authorities or the public in general. As such, the issue driven here is how, on what authority, and for how much can a claim for a trade secret may be made.

The Uniform Trade Secrets Act § 1(4) defines trade secrets to mean “information, including a formula, pattern, compilation, program, device, method or technique that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.”

The Act defines the term “proper means” as the inclusion of discovery by independent invention; the use of “reverse engineering” whereby the acquisition of the known product through which the process is reverse engineered has been had through honest means; discovery under a license from the owner of the trade secret, observation of the item in public use or in public display; and obtaining the trade secret from published literature.

Courts have routinely adjudicated the existence of trade secrets. In making such determinations, Courts often apply the Restatement of Torts’ six-factor test:

1) The extent to which the information is known outside the holder’s business;

2) The extent to which it is known by employees and others involved in the holder’s business;

3) The extent of the measures taken by him to guard the secrecy of the information;

4) The value of the information to him and his competitors;

5) The amount of effort or money expended by him in developing the information;

6) The ease or difficulty with which the information could be properly acquired or duplicated by others.

In order for a trade secret to qualify, it must be secret but that secrecy need not be absolute. The only secrecy required here is the secrecy sufficient to confer an actual or potential economic advantage upon the possessor of that information. Thus the requirement of secrecy is satisfied if it would be difficult or costly for others who could exploit the information to acquire without resort to wrongful conduct. Additionally, novelty within the patent law sense is not required. In trade secret case law, the “novelty” description is synonymous with the concepts of secrecy and value.

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Further, “novelty and uniqueness are not prerequisites for a trade secret.” Gonzales, 791 S.W.2d at 264, citing Cataphote Corp. v. Hudson, 422 F.2d 1290, 1293 (5th Cir.1970). Unlike

patent law, which aims to protect novelty and nonobviousness, the policy behind trade secret law is to maintain standards of commercial ethics; “ ‘The necessity of good faith and honest, fair dealing is the very life and spirit of the commercial world.’ ” Kewanee Oil Co. v. Bicron Corp., 416 U.S. 470, 482–83, 94 S.Ct. 1879, 40 L.Ed.2d 315 (1974), quoting National Tube Co. v. Eastern Tube Co., 3 Ohio Cir. Cr. R., N.S. at 462. “[Trade secret law's] protection is not based on a policy of rewarding or otherwise encouraging the development of secret process or devices. The protection is merely against the breach of faith and reprehensible means of learning another's secret.” Water Servs., Inc. v. Tesco Chems., Inc., 410 F.2d 163, 172 (5th Cir.1969).

Trade secrets must be of sufficient value in the operation of a business or other enterprise to provide an actual or potential economic advantage over others who possess that information. However, this advantage need not be great. If the advantage is trivial, it is sufficient. Additionally, there is no requirement the trade secret meet the standard of inventiveness under federal patent law. Such value may be derived from direct or circumstantial evidence. Direct evidence would be that related to the content of the secret and its impact on business operations. The holder’s use of the trade secret in its operations is itself some evidence of the information’s value. Circumstantial evidence in this context would mean the resources the holder expended in the development of the information. Indeed, circumstantial evidence is admissible to establish that information is not readily attainable through proper means is eligible for protection as a trade secret.

Here, the trade secrets held by E & P Co., LLC are, and have consistently been held as secret by no more than five members of management with the greatest knowledge regarding the process held by two persons, Osman Kaldirim, Jr. and Steven Spafford, E & P Co. LLC’s two lead employees. Clearly, the first two factors of the test have been met.

Osman Kaldirim, Jr. and Steven Spafford have signed agreements which include noncompetition, privileged communications and secrecy clauses in reliance upon the Covenants Not to Compete Act. There can be little speculation that the Company marshals its efforts to maintain control over its trade secret assets. Thus, the third test has been met.

E & P Co., LLC expended approximately $2.4 million in the development of its first well, IPCO #1. Although these expenses have been appropriately capitalized, the necessary and the proper expenditure of human labor and materiel in the physical drilling of the well cannot be adequately compared to the continued and accumulated body of knowledge attained as a result of the Company’s sustained assault on this particularly problematic geological formation. With the use of the Company’s trade secrets, the company has successfully overcome poor zonal isolation, extremely high water production rates, and casing and tubing deterioration.

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Comparatively, the Company’s competitors, without the benefit of these trade secrets have performed poorly in their exploration and production efforts within this formation. These competitors include Devon Energy, 1776 Energy, Geomet Operating, and CHC who have drilled a combined 93 wells in the formation. Of these 93 wells, only 7 have not been plugged and abandoned. Assuming an unsuccessful well cost each provider a minimum of $2.6 million per well, these combined 86 unsuccessful attempts cost the companies a minimum of $ 215.8 million.

The Company anticipates savings of approximately $300,000 per well with the utilization of its trade secrets. Assuming only 32.53% of the competitors’ wells had been capable of production with the use of Company’s trade secrets, the savings from the resulting drilling and production costs in those 27 viable wells its competitors could not (and did not) produce would result in cost savings to the company in the amount of $8,157,352.

The Company believes that the value of the trade secret to its endeavors, the amount of effort required to develop the trade secret, and the value regarding the inability of competitors to acquire the information complete the requirements established by the courts in regards to trade secrets.

From the high failure rate of the competitors, it seems clear that it would be unlikely for the competitors to obtain the information without paying a substantial sum for a license or a right to view the trade secret or paying an even larger amount to continue to develop successful methods. As previously stated, conservative estimates indicate competitors have spent $215.8 million with little to no progress. As such, the Company believes its estimation of the trade secret as an intangible asset is met.

Notes to Financial Statements for the Years Ending December 31, 2012 and 2011

Note 9 – Supplemental Information on Oil and Gas Exploration and Production, page 40

7. We were not able to identify the revisions made in response to our prior comment 28. As such, we are re-issuing our prior comment. Please revise to provide disclosure that meets the requirements of FASB ASC 932-235-50 and 932-235-55. Specifically, please include all of the required information and provide disclosure compliant with the aforementioned guidance. For example, your disclosure of capitalized costs should only provide the line items presented as part of FASB ASC 932-235-55-3 – Example 2. If necessary, please indicate the disclosures which are not relevant in the context of your operations.

Response: The additional information noted below is being included in the financial statements (where applicable):

Results of Operations for the Years Ending	2013	2012
Revenue
Sales to third parties	2,141	4,420

Production costs excluding taxes	2,212	2,433
Exploration expenses incurred	-	-
Taxes other than income	-	-
Related income tax	-	-
Results of producing activities	(71)	1,987

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Management’s judgment regarding the project’s capitalization of exploration well costs is based upon its current inability to estimate reserves. Currently, the project requires additional investment and approximately six months production history at substantially higher rates before an appropriate valuation of proved reserves may be made. The Company anticipates the following costs necessary to achieve proven reserve status of which E & P Co., LLC will be responsible for its interest accordingly:

Description	Cost
Addition of new saltwater disposal well	1,000,000
Re-drill Well No. 1	1,000,000
Replace pumps on Wells No. 4 and 5	200,000
Proved reserves valuation	25,000
-
Net costs	2,225,000

As of June 30, 2013 and December 31, 2012, the amounts of capitalized costs related to oil and gas producing activities was as follows:

	2013		2012
	Consolidated	Entity’s Share of Equity Method Investees	Consolidated	Entity’s Share of Equity Method Investees
Unproved oil and gas properties	19,395,207	19,395,207	18,351,693	18,351,693
Proved oil and gas properties	-	-	-	-
Accumulated depreciation, depletion and amortization, and valuation allowances	-	-	-	-
Net capitalized costs	19,395,207	19,395,207	18,351,693	18,351,693

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The aging of amounts of capitalized well costs and number of projects are as follows:

Period Ending December 31	Well Costs Capitalized for the Period	Number of Projects
2008	5,569,607	2
2009	2,986,906	2
2010	3,544,207	2
2011	5,285,613	2
2012	965,360	2
2013	1,043,514	2
Total	19,395,207	2

Costs Incurred In Oil And Gas Property Acquisition, Exploration And Development For The Period Ended June 30, 2013 and Year Ended December 31, 2012

Consolidated Entries	2013	2012
Acquisition of Properties
Proved	-	-
Unproved	10,000	10,000
Exploration Costs	2,212	1,845
Development Costs	1,031,302	953,515
Entity’s Share of Equity Method Investees:
Acquisition of Properties
Proved	-	-
Unproved	10,000	10,000
Exploration Costs	2,212	1,845
Development Costs	1,031,302	953,515

Subsequent Events

None noted.

Exhibits

8. We note your response to prior comment 19. Please ensure that you file all material contracts required by Item 601(b)(10)(ii)(A) of Regulation S-K. In that regard, we note the references in the notes to your financial statements to related party transactions involving certain officers and directors.

Response: The Company is including additional exhibits with its instant filing.

Exhibit 10.6

9. We note the reference in the agreement filed as Exhibit 10.6 to documentation “[a]s per Murabaha Financing Facility dated 18th July 2013.” Please file any related agreements, or tell us why you are not required to file them. Refer to Item 601(b) of Regulation S-K.

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Response: The Company is filing the related agreement in the instant filing.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form 8-K concurrently filed herewith address the recent comments in the Comment Letter.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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